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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: September 15, 2003

Sun Bancorp, Inc.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania (State of Other Jurisdiction of Incorporation)	0-14745 (Commission File Number)	23-2233584 (IRS Employer Identification Number)

155 North 15 Street Lewisburg, Pennsylvania (Address of Principal Executive Offices)		17837 (Zip Code)

Registrant's Telephone Number (Including Area Code) (570) 523-4300

N/A
(Former name or former address, if changed since last report)

Item 1.	Changes in Control of Registrant
Not Applicable
Item 2.	Acquisition or Disposition of Assets.
Not Applicable
Item 3.	Bankruptcy or Receivership.
Not Applicable
Item 4.	Changes in Registrant's Certifying Accountant.
Not Applicable.
Item 5.	Other Events.

Registrant files this Current Report on Form 8-K to submit a copy of Registrant's Press Release, dated September 17, 2003, regarding James P. Radick joining SunBank as a Senior Vice President of Finance.
Item 6.	Resignations of Registrant's Directors.
Not Applicable.
Item 7.	Financial Statements and Exhibits.
Exhibits:
99.1 Press Release of Registrant, Sun Bancorp, Inc., dated September 17, 2003, regarding James P. Radick joining SunBank as a Senior Vice President of Finance.
Item 8.	Change in Fiscal Year.
Not Applicable.
Item 9.	Regulation FD Disclosure.
Not Applicable.
Item 10.	Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.
Not Applicable.
Item 11.	Temporary Suspension of Trading under Registrant's Employee Benefit Plans.
Not Applicable.
Item 12.	Results of Operations and Financial Condition.
Not Applicable

Exhibit Index

Exhibit No.	Descritption
99.1	Press release, dated September 17, 2003, regarding James P. Radick joining SunBank as a Senior Vice President of Finance.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN BANCORP, INC. (Registrant)
Dated: September 18, 2003	/s/ ROBERT J. MCCORMACK Robert J. McCormack President & Chief Executive Officer (Principal Executive Officer)
Dated: September 18, 2003	/s/ WILMER D. LEINBACH Wilmer D. Leinbach Exec. VP & Chief Financial Officer (Principal Financial Officer)

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Exhibit Index